[redacted]

SECU 15026852 ON

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 30 2015
WASH, D.C.
201

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 9/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterne Agee & Leach, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Creek Parkway, Suite 700

(No. and Street)

Birmingham	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Wagstaff (205) 380-1716

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ab 12/2

OATH OR AFFIRMATION

I, Robert J. Corne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterne Agee & Leach, Inc., as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO, Sterne Agee & Leach, Inc.
Title

Signature

CFO, Sterne Agee & Leach, Inc.
Title

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Dec 5, 2015
BONDED THRU NOTARY PUBLIC UNDERWRITERS

Notary Public

This report **contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Consolidated Statement of Cash Flows.
- (h) Computation of Net Capital.
- (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3.
- (j) Information Relating to the Possession or Control Requirements Under Rule 15c3–3.
- (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3.
- (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (m) An Oath or Affirmation.
- (n) A copy of the SIPC Supplemental Report.
- (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Consolidated Statement of Financial Condition

Sterne, Agee & Leach, Inc.
(An Indirect, Wholly-Owned Subsidiary of Stifel Financial Corp.)
September 30, 2015
With Report of Independent Registered Public Accounting Firm

Sterne, Agee & Leach, Inc.
(An Indirect, Wholly-Owned Subsidiary of Stifel Financial Corp.)

Consolidated Statement of Financial Condition

September 30, 2015

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of Sterne, Agee & Leach, Inc.

We have audited the accompanying consolidated statement of financial condition of Sterne, Agee & Leach, Inc. and subsidiaries (the Company) as of September 30, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Sterne, Agee & Leach, Inc. and subsidiaries at September 30, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

November 27, 2015

Sterne, Agee & Leach, Inc.
(An Indirect, Wholly-Owned Subsidiary of Stifel Financial Corp.)

Consolidated Statement of Financial Condition

September 30, 2015

Assets		
Cash and cash equivalents	$	1,976,848
Restricted cash		1,998,894
Cash and securities on deposit with clearing organizations and for regulatory purposes		9,500,236
Receivables:		
Broker/dealers and clearing organizations		46,624,551
Customers		117,673,182
Related parties		23,100,945
		187,398,678
Securities owned, at fair value:		
Corporate stocks and warrants		78,723
Furniture, equipment, and leasehold improvements (less accumulated depreciation and amortization of $9,272,213)		5,246,004
Tax receivables		29,125,521
Other assets		10,592,138
Total assets	$	245,917,042
Liabilities and stockholder's equity		
Term loans	$	2,050,000
Payables:		
Broker/dealers and clearing organizations		55,099,270
Customers		55,758,973
Related parties		4,739,747
		115,597,990
Securities sold, but not yet purchased, at fair value:		
Corporate obligations		38,705
Corporate stocks and warrants		23,981
		62,686
Accounts payable and other liabilities		19,575,129
Total liabilities		137,285,805
Stockholder's equity:		
Common stock, $1 par value; 2,500 shares authorized, 2,500 shares issued and outstanding		2,500
Additional paid-in capital		125,147,507
Retained deficit		(16,365,019)
Other comprehensive loss		(153,751)
Total stockholder's equity		108,631,237
Total liabilities and stockholder's equity	$	245,917,042

See accompanying notes to consolidated financial statement.

1. Organization and Summary of Significant Accounting Policies

Nature of Business

Sterne, Agee & Leach, Inc. (SALI or the Company) is a wholly-owned subsidiary of Sterne Agee, LLC (the Parent) (formerly Sterne Agee Group, Inc.) and is a full service, self-clearing broker/dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Sterne Agee Group, Inc. was acquired by Stifel Financial Corp. (Stifel) on June 5, 2015, and the Parent's name was subsequently changed to Sterne Agee, LLC. The Company is engaged in a single line of business as a securities broker/dealer, which comprises several classes of businesses, including principal transactions, agency transactions, investment banking and investment advisory services.

Sterne Agee UK, LLP is a London based broker/dealer and wholly-owned subsidiary of the UK holding company Sterne Agee (UK), Ltd., which in turn is wholly-owned by SALI. Sterne Agee UK, LLP is authorized by the Financial Conduct Authority (FCA), an independent regulatory body in the United Kingdom and engages in dealing of debt securities, private debt, and trade claims with professional clients on a matched principal basis.

Use of Estimates in Financial Statements

The accounting principles used in preparing the consolidated financial statements conform to U.S. generally accepted accounting principles (U.S. GAAP) and general practices followed by brokers/dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, goodwill, income taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances warrant. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

1. Organization and Summary of Significant Accounting Policies (continued)

Accounting for Securities Transactions

Securities trading, commissions, and related expenses are recorded on a trade-date basis. Securities owned, securities sold but not yet purchased, receivables/ payables with broker/dealers and clearing organizations, and customers are recorded on a trade-date basis. Advisory fees and other fees and services income are recognized in the period in which they are earned. Securities owned and securities sold but not yet purchased are stated at fair value with unrealized gains and losses reflected in revenue.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Restricted Cash

The Company maintains cash balances that are restricted under financial agreements related to leased space.

Cash and Securities on Deposit with Clearing Organizations and for Regulatory Purposes

Cash and securities on deposit with clearing organizations include cash and securities on deposit with National Securities Clearing Corporation, Inc., MBS Clearing Corporation, Inc., Depository Trust & Clearing Corporation, Inc., Pershing Ltd., and Pershing, LLC. Cash on deposit for regulatory purposes includes cash deposits with Regions Bank.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary

1. Organization and Summary of Significant Accounting Policies (continued)

Collateral

The Company accepts and pledges collateral in connection with secured financing and other transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral.

The Company monitors the risk of loss by assessing the fair value of the accepted or pledged as compared with the related receivable, payable or other collateral exchanged, and requests additional collateral where deemed appropriate.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture and equipment and amortization of leasehold improvements are provided on a straight-line basis over the estimated useful lives of the assets or the terms of the leases, whichever is less. Furniture is depreciated over a five-year useful life, equipment over a three-year useful life, and leasehold improvements over the lesser of the remaining lease term or the life of the respective lease.

Income Taxes

The Company is included in the federal income tax return filed by Stifel. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable and deferred taxes are recognized at the date of the consolidated statement of financial condition, utilizing currently enacted tax laws and rates. The asset and liability method is used for recognizing deferred tax assets and liabilities.

1. Organization and Summary of Significant Accounting Policies (continued)

Accounting Changes Issued Not Currently Effective

In February 2013, the Financial Account Standards Board (FASB) issued further guidance on comprehensive income, reporting amounts reclassified out of accumulated other comprehensive income. The amendments in the guidance do not change the current requirements for reporting net income or other comprehensive income in financial statements, but require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S.

GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The Company adopted the provisions of the new guidance on October 1, 2015. The adoption will not materially affect the Company's financial condition.

In July 2013, the FASB issued final guidance on the presentation of certain unrecognized tax benefits in the financial statements. This guidance requires unrecognized tax benefits to be presented as a decrease in a deferred tax asset for a net operating loss carryforward, similar tax loss or tax credit carryforward if certain criteria are met. In situations in which a net operating loss carryforward, a similar tax loss or tax credit carryforward is not available at the reporting date under the tax law of the jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit will be presented in the financial statements as a liability and will not be combined with deferred tax assets. This guidance is effective for periods beginning after December 15, 2015. The adoption is not expected to materially affect the Company's financial condition.

In August 2014, the FASB issued new accounting guidance that requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity's ability to continue as a going concern. The guidance is intended to incorporate into U.S. GAAP a

1. Organization and Summary of Significant Accounting Policies (continued)

requirement that management perform a going concern evaluation similar to the auditor's evaluation required by standards issued by the Public Company Accounting Oversight Board (PCAOB) and American Institute of Certified Public Accountants (AICPA). The guidance is effective for all entities for annual periods ending after December 15, 2016 and for annual and interim periods thereafter. Early application is permitted. The adoption is not expected to materially affect the Company's financial condition.

In May 2014, the FASB and the International Accounting Standards Board jointly issued a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under U.S. GAAP and International Financial Reporting Standards. The standard's core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application for fiscal years

and interim periods within those years beginning after December 15, 2016. Early application is not permitted. The Company is in the process of reviewing the potential impact the adoption of this guidance will have to its consolidated statement of financial condition.

In April 2015, the FASB issued guidance which simplifies the presentation of debt issuance costs by requiring that these costs related to a recognized debt liability be presented in the statement of financial condition as a direct reduction from the carrying amount of that liability. The guidance is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. The guidance is required to be applied retrospectively to all periods presented beginning in the year of adoption. Early adoption is permitted. The adoption is not expected to materially affect the Company's financial condition.

2. Discontinued Operations

On February 23, 2015, the Company's parent entered into an Agreement and Plan of Merger ("the Merger") with Stifel. The transaction closed on June 5, 2015. As a result of the Merger, the Company exited the fixed income, private client group, institutional equities, investment banking and municipal finance business lines by transferring to Stifel, selling or winding down these business lines. The transactions associated with exiting the business lines were completed prior to the close of the fiscal year ended September 30, 2015.

3. Cash Segregated and Securities on Deposit for Regulatory Purposes

At September 30, 2015, cash of $2,000 was segregated in special reserve bank accounts for the exclusive benefit of customers and proprietary accounts of brokers under Rule 15c3-3. No securities were on deposit for regulatory purposes at September 30, 2015.

4. Receivables From and Payables to Broker/Dealers and Clearing Organizations

The balances shown as receivables from and payables to broker/dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on the settlement date.

Balances at September 30, 2015, were as follows:

Receivables:	
Securities failed to deliver	$ 3,601,535
Securities borrowed	6,913,860
Clearing organizations and other	36,109,156
	$ 46,624,551
Payables:	
Securities failed to receive	$ 4,662,118
Securities loaned	33,167,280
Clearing organizations and other	17,269,872
	$ 55,099,270

5. Receivables From and Payables to Customers

The balances shown as receivables from and payables to customers principally represent cash and margin balances arising in the normal course of business. These receivables are collateralized by customer securities held by the Company, the value of which is not reflected in the accompanying consolidated statement of financial condition. At September 30, 2015, there were no receivables from or payables to customers related to officers and directors of the Company.

6. Securities Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company, or (d) when it can be established that the marketplace can absorb only a limited number of shares of a security for which a ready market seemingly exists.

At September 30, 2015, securities not readily marketable consisted of $78,723 of equities carried at estimated fair value.

7. Fair Value Disclosure

The definition of fair value focuses on exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date), not the entry price (i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). Accordingly, fair value is a market-based measurement, not an entity-specific measurement.

Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

Valuation Hierarchy

The following three-level valuation hierarchy is used for disclosure of fair value measurements and is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

7. Fair Value Disclosure (continued)

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Securities Owned and Securities Sold, Not Yet Purchased

Corporate Debt

Corporate Bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that reference a comparable issuer are used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single-name credit default swap spreads, and recovery rates based on collateral values as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate Equities

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy.

Other. Other securities consist primarily of restricted stock. These securities are generally using unobservable inputs. Securities that fall within the other securities category are typically valued at Level 3.

7. Fair Value Disclosure (continued)

Assets Measured at Fair Value on a Recurring Basis at September 30, 2015

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at September 30, 2015
Assets:				
Securities owned, at fair value:				
Corporate stocks and warrants	$ -	$ -	$ 78,723	$ 78,723
	$ -	$ -	$ 78,723	$ 78,723

Liabilities Measured at Fair Value on a Recurring Basis at September 30, 2015

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at September 30, 2015
Liabilities:				
Securities sold, but not yet purchased, at fair value:				
Corporate obligations	$ -	$ 38,705	$ -	$ 38,705
Corporate stocks and warrants	-	-	23,981	23,981
	$ -	$ 38,705	$ 23,981	$ 62,686

Activity in Level 3 assets measured at fair value on a recurring basis for fiscal 2015 was not significant.

7. Fair Value Disclosure (continued)

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis, but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash equivalents, cash and securities on deposit with clearing organizations and for regulatory purposes, receivables from broker/dealers and clearing organizations, receivables from customers, payables from broker/dealers and clearing organizations, payables from customers, and bank loans.

8. Bank Loans

The Company maintains a secured line of credit at a rate of 1.50% plus LIBOR. At September 30, 2015, the Company had no borrowings against this line.

The Company maintains a term loan in the amount of $2,050,000 at September 30, 2015, with a rate of 3.50% plus LIBOR.

The following is a schedule of maturities for the term loans at September 30, 2015:

Year ending September 30:	
2016	$ 600,000
2017	600,000
2018	600,000
2019	250,000
Total	$ 2,050,000

9. Income Taxes

Deferred tax assets and liabilities are determined under the asset and liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods.

At September 30, 2015, the Company has recorded the following:

Deferred tax assets:	
Compensation	$ 3,349,173
Miscellaneous accruals	1,627,858
Net operating loss carryforwards	2,611,260
Unrealized gain (loss) on firm investments	734,373
Bad debt reserve	848,814
Intangibles	232,096
Other	177
Total deferred tax assets	9,403,751
Deferred tax liabilities:	
Fixed assets	(608,480)
Prepaid expenses	(264,422)
Other	(60,368)
Total deferred tax liabilities	(933,270)
Net deferred tax asset	$ 8,470,481

Relevant accounting guidance defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the taxing authority. This section also provides guidance on the recognition, measurement, and classification of income tax uncertainties in interim periods. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The income tax provision includes the net impact of changes in the liability for unrecognized tax benefits. As September 30, 2015, the Company had recorded a reserve for uncertain tax positions in the amount of $848,818.

9. Income Taxes (continued)

The Company is subject to taxation in the United States and various states and foreign jurisdictions. The statute of limitation for examination of the federal return is open back to the 2012 tax year. The years open to tax examinations vary in the state jurisdictions where the company operates but are generally open to either 2011 or 2012.

The Company's UK operations, Sterne Agee UK LLP, which began during the fiscal year ended September 30, 2014, are projected to incur a taxable loss and generate a net operating loss carryover. The Company does not expect to recognize the tax benefit of its deferred taxes in the jurisdiction; therefore, it has written off all of its related deferred taxes.

Management assesses the available positive and negative evidence to estimate if sufficient taxable income will be generated to permit the use of its deferred tax assets. Specifically, the Company considers taxable income in the carryback period, the ability of its parent to utilize its deferred tax assets, reversing temporary differences and projections of future taxable income. On the basis of this evaluation, as of September 30, 2015, the Company believes that it is more likely than not that it will be able to recognize its net deferred tax assets, and, therefore, does not need to record a valuation allowance.

The Company has state net operating loss carryforward asset of approximately $2,600,000. These net operating loss carryforwards relate to multiple jurisdictions across the United States – most of which will not expire until 2029 through 2035.

10. Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At September 30, 2015, the Company had net capital of $36,333,821, which was approximately 22.12% of aggregate debit balances at September 30, 2015. Net capital was $33,048,332 in excess of required net capital at September 30, 2015.

11. Profit Sharing Plan and Trust

The Parent has a defined contribution profit sharing plan (the Plan) covering substantially all of the Company's employees.

12. Related-Party Transactions

Affiliates of the Company, in addition to Sterne Agee, LLC, its parent company, include: The Trust Company of Sterne, Agee, Inc. (Trust Company), Sterne Agee Financial Services, Inc. (SAFS), Sterne Agee Clearing, Inc. (SACI), Sterne Agee Asset Management, Inc. (SAAM), Sterne Agee Insurance Consulting, Inc. (SAIC), Sterne Agee Solutions, Inc. (SASI), Sterne Agee Advisor Services, Inc., FBC Mortgage, LLC., WRP Investments, Inc. (WRP), P&L Aviation, Inc., (P&L), Stifel, Nicolaus & Company, Inc., and Stifel Financial Corp.

Receivables/payables from Stifel and affiliated companies, at September 30, 2015, are included in related-party receivables and payables in the accompanying consolidated statement of financial condition and were as follows:

Receivables from related parties	$ 23,100,945
Payables to related parties	4,739,747

In the normal course of business, the Company enters into forgivable and non-forgivable loan arrangements with certain employees. The net book value at September 30, 2015 was $1,121,887, net of valuation allowance of $3,051,962 and is included in other assets on the consolidated statement of financial condition.

13. Commitments and Contingencies

The Company leases office space and equipment under operating leases with terms in excess of one year. The future minimum rental commitments at September 30, 2015, were as follows:

Year ending September 30:	
2016	$ 2,900,398
2017	2,017,940
2018	996,060
2019	249,524
2020	67,912
Thereafter	—
	$ 6,231,834

13. Commitments and Contingencies (continued)

The Company, in its capacity as a broker/dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's financial position.

14. Financial Instruments with Off-Balance Sheet Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at September 30, 2015, at the fair values of the related securities, and will incur a loss if the fair value of the securities increases subsequent to September 30, 2015.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

14. Financial Instruments with Off-Balance Sheet Risk (continued)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations.

The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis. None of the Company's derivatives meet the criteria for designation as a fair value or cash flow hedge.

The Company did not carry any derivatives as of September 30, 2015.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

15. Proprietary Accounts of Brokers

The Company, in its capacity as a clearing broker/dealer, clears transactions for certain proprietary accounts of brokers (PAB). A broker may only include assets in proprietary accounts as allowable assets in its net capital computation when the introducing broker and the clearing broker have entered into a PAB agreement. The Company, in its capacity as a clearing broker, prepares a reserve computation for the PAB accounts of all its introducing brokers, in accordance with the customer reserve computation guidelines set forth in Rule 15c3-3. At September 30, 2015, amounts held on deposit in special reserve bank accounts for the proprietary accounts of broker/dealers were $1,000.

16. Collateral

In the normal course of business, the Company has margin securities, securities borrowed and securities held on behalf of correspondent brokers, on terms which permit it to repledge the securities to others. At September 30, 2015, the Company had obtained and had available securities, on a settlement date basis, with a fair value of $137,068,217 on such terms, of which $43,989,029 have either been pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

17. Offsetting assets and liablities

Substantially all of the Company's securities borrowing and securities lending activity are transacted under master agreements that may allow for net settlements in the ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, for financial statement purposes, the Company does not net balances related to these financial instruments.

17. Offsetting assets and liabilities (continued)

The following table presents information about the potential effect of rights of offset associated with the Company's recognized assets and liabilities as of September 30, 2015

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts Presesented In the Consolidated Balance Sheet	Collateral Received Or pledged (Including Cash)	Net Amount
Assets:					
Receivable from broker/dealers and clearing organizations:					
Securities borrowed	$ 6,913,860	$ -	$ 6,913,860	$ (6,913,860)	$ -
Total	$ 6,913,860	$ -	$ 6,913,860	$ (6,913,860)	$ -
Liabilities:					
Payables to broker/dealers and clearing organizations:					
Securities loaned	$33,167,280	$ -	$ 33,167,280	$ (33,167,280)	$ -
Total	$33,167,280	$ -	$ 33,167,280	$ (33,167,280)	$ -

18. Subsequent events

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financials are issued. The Company does not believe there are any material subsequent events that would require further recognition or disclosure to the September 30, 2015, consolidated statement of financial condition except to note that on November 17, 2015, Sterne Agee UK, LLP received approval for a broker/dealer withdrawal from the Financial Conduct Authority.